Mail Stop 4561

September 26, 2006

John M. Carradine
Chief Executive Officer
Healthaxis Inc.
7301 North State Highway 161
Suite 300
Irving, Texas 75039

> **Re: Healthaxis Inc.**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed September 13, 2006**
> **File No. 333-126146**

Dear Mr. Carradine:

We have reviewed your amended registration statement and have the following comments. All capitalized terms have the same meaning as in the prospectus.

Form S-3/A

General

1.	We note that exhibit 10.5, your Remote Resourcing Agreement with BPO Partners, L.P., was filed without the schedules referenced in the agreement. It appears that some of the material terms of the agreement are contained in these schedules, for example the description of services to be provided in Schedule B and the charges for such services provided in Schedule D. Please refile a copy of this document with all schedules that contain material terms of your contractual arrangement with this related party.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional

John M. Carradine
Healthaxis Inc.
September 26, 2006
Page 2

comments after reviewing your amendment and responses to our comments.

If you have any questions regarding these comments, you may contact Rebekah Toton at (202) 551-3857. If you require further assistance, you may call me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc:	Via Facsimile at (214) 740-8800
	John B. McKnight, Esq.
	Locke Liddell & Sapp, LLP
	Telephone: (214) 740-8000